UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                              GOLDEN TELECOM, INC.
                              --------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   38122G107
                                 --------------
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                               New York, NY 10022
                                 (212) 872-1000
                 -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                August 19, 2003
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 110 Pages
                             Exhibit Index: Page 21

                                  SCHEDULE 13D
CUSIP No. 38122G107                                          Page 2 of 110 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ALFA TELECOM LIMITED

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [x]*

3        SEC Use Only


4        Source of Funds (See Instructions)


                  Not Applicable

5        Check If Disclosure of Legal  Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)        [  ]


6        Citizenship or Place of Organization


                  British Virgin Islands

                           7        Sole Voting Power
 Number of                                  10,731,707*
   Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    10,731,707*
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person


                                    10,731,707*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


                                    [X]

13       Percent of Class Represented by Amount in Row (11)


                                    38.61%*

14       Type of Reporting Person (See Instructions)


                                    OO; HC

*        See Items 5 and 6 hereof.

                                  SCHEDULE 13D
CUSIP No. 38122G107                                         Page 3 of 110 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ALFA CAPITAL HOLDINGS (CYPRUS) LIMITED

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [x]*

3        SEC Use Only


4        Source of Funds (See Instructions)


                  Not Applicable

5        Check If Disclosure of Legal  Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)        [  ]


6        Citizenship or Place of Organization


                  Cyprus

                           7        Sole Voting Power
 Number of                                  1,609,756*
   Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    1,609,756*
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person


                                    1,609,756*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


                                    [X]

13       Percent of Class Represented by Amount in Row (11)


                                    5.79%*

14       Type of Reporting Person (See Instructions)


                                    OO; HC

*        See Items 5 and 6 hereof.

                                  SCHEDULE 13D
CUSIP No. 38122G107                                         Page 4 of 110 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ABH FINANCIAL LIMITED

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [x]*

3        SEC Use Only


4        Source of Funds (See Instructions)


                  Not Applicable

5        Check If Disclosure of Legal  Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)        [  ]


6        Citizenship or Place of Organization


                  British Virgin Islands

                           7        Sole Voting Power
 Number of                                  1,609,756*
   Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    1,609,756*
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person


                                    1,609,756*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


                                    [X]

13       Percent of Class Represented by Amount in Row (11)


                                    5.79%*

14       Type of Reporting Person (See Instructions)


                                    OO; HC

*        See Items 5 and 6 hereof.

                                  SCHEDULE 13D
CUSIP No. 38122G107                                          Page 5 of 110 Pages


1        Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

                  ALFA FINANCE HOLDINGS S.A.

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [x]*

3        SEC Use Only

4        Source of Funds (See Instructions)


                  Not Applicable

5        Check if Disclosure of Legal  Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)        [  ]

6        Citizenship or Place of Organization


                  Luxembourg

                           7        Sole Voting Power
 Number of                                  10,731,707*
   Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    10,731,707*
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person


                                    10,731,707*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


                                    [  ]

13       Percent of Class Represented by Amount in Row (11)


                                    38.61%*

14       Type of Reporting Person (See Instructions)


                                    OO; HC


*        See Items 5 and 6 hereof.

                                  SCHEDULE 13D
CUSIP No. 38122G107                                          Page 6 of 110 Pages


1        Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

                  CTF HOLDINGS LIMITED

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [x]*

3        SEC Use Only

4        Source of Funds (See Instructions)


                  Not Applicable

5        Check if Disclosure of Legal  Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)        [  ]

6        Citizenship or Place of Organization


                  Gibraltar

                           7        Sole Voting Power
 Number of                                  10,731,707*
   Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    10,731,707*
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person


                                    10,731,707*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


                                    [  ]

13       Percent of Class Represented by Amount in Row (11)


                                    38.61%*

14       Type of Reporting Person (See Instructions)


                                    OO; HC


*        See Items 5 and 6 hereof.

                                  SCHEDULE 13D
CUSIP No. 38122G107                                          Page 7 of 110 Pages


1        Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

                  CROWN FINANCE FOUNDATION

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [x]*

3        SEC Use Only

4        Source of Funds (See Instructions)


                  Not Applicable

5        Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)         [  ]

6        Citizenship or Place of Organization


                  Liechtenstein

                           7        Sole Voting Power
 Number of                                  10,731,707*
   Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                    10,731,707*
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person


                                    10,731,707*

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


                                    [  ]

13       Percent of Class Represented by Amount in Row (11)


                                    38.61%*

14       Type of Reporting Person (See Instructions)


                                    OO


*        See Items 5 and 6 hereof.

                                                            Page 8 of 110 Pages

         This Amendment No. 7 on Schedule 13D relates to shares of common stock, $.01 par value per share (the "Shares"), of Golden Telecom, Inc. (the "Issuer"). This Amendment No. 7 supplementally amends the initial statement on Schedule 13D, dated May 21, 2001; Amendment No. 1 thereto, dated July 20, 2001; Amendment No. 2 thereto, dated September 13, 2001; Amendment No. 3 thereto, dated February 28, 2002; Amendment No. 4 thereto, dated September 9, 2002; Amendment No. 5 thereto, dated November 6, 2002; and Amendment No. 6 thereto, dated April 10, 2003 (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 7 is being filed by the Reporting Persons in connection with the execution by Alfa Telecom (as defined herein) of a Successor Shareholders Agreement, a Successor Standstill Agreement and a Successor Registration Rights Agreement (each, as defined herein). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.       Identity and Background.

         This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) Alfa Telecom Limited ("Alfa Telecom");

                  (ii) Alfa Capital Holdings (Cyprus) Limited ("Alfa Capital Holdings");

                  (iii) ABH Financial Limited ("ABH Financial");

                  (iv) Alfa Finance Holdings S.A. ("Alfa Finance");

                  (v) CTF Holdings Limited ("CTF Holdings"); and

                  (vi) Crown Finance Foundation ("Crown Finance").

     This Statement relates to Shares held for the account of Alfa Telecom.

                              The Reporting Persons

     Alfa Telecom is a British Virgin Islands company, with its principal address at P.O. Box 3339, Geneva Place, Second Floor, 333 Waterfront Drive, Road Town, Tortola, British Virgin Islands. The principal business of Alfa Telecom is to function as a holding company. Current information concerning the identity and background of the directors and officers of Alfa Telecom is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

     Alfa Capital Holdings is a Cyprus company, with its principal address at Julia House, 3 Themistocles Dervis Street, First Floor 1066, Nicosia, Cyprus. The principal business of Alfa Capital Holdings is to function as a holding company. Current information concerning the identity and background of the directors and officers of Alfa Capital Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

     ABH Financial is a British Virgin Islands company, with its principal address at P.O. Box 3339, Geneva Place, Second Floor, 333 Waterfront Drive, Road Town, Tortola, British Virgin Islands. The principal business of ABH Financial is to function as a holding company. ABH Financial is the sole shareholder of Alfa Capital Holdings and, in such capacity, may be deemed to be the beneficial owner of Shares held for the account of Alfa Capital Holdings. Current information concerning the identity and background of the directors and officers of ABH Financial is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                                                             Page 9 of 110 Pages

     Alfa Finance is a Luxembourg limited liability company with its principal address at 22, Grand Rue, 2nd Floor, Luxembourg, L-1661. The principal business of Alfa Finance is to function as a holding company. Alfa Finance is the sole shareholder of each of Alfa Telecom and ABH Financial and, in such capacity, may be deemed to be the beneficial owner of Shares held for the accounts of each of Alfa Telecom and Alfa Capital Holdings. Current information concerning the identity and background of the directors and officers of Alfa Finance is set forth in Annex A hereto, which is incorporated by reference in response to this
Item 2.

     CTF Holdings is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings is the majority owner of Cotesmore Holdings Limited, a Bahamas corporation ("Cotesmore"), Laketown Services Limited, an Isle of Man corporation ("Laketown"), and Bardsley Investment Corp., a British Virgin Islands corporation ("Bardsley" and, together with Cotesmore and Laketown, the "Holding Companies"). Collectively, the Holding Companies own a majority of the shares of Alfa Finance. As a consequence of its ownership interests in the Holding Companies, CTF Holdings may be deemed to have the power to direct the voting of a majority of the shares of Alfa Finance and may therefore be deemed to be the beneficial owner of Shares held for the accounts of each of Alfa Telecom and Alfa Capital Holdings. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

     Crown Finance is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of Shares held for the accounts of each of Alfa Telecom and Alfa Capital Holdings. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

     The Supervisory Board coordinates the strategic development of a group of affiliated entities, often referred to as "Alfa Group Consortium," which includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

     During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.       Purpose of Transaction.

     The information set forth in Items 5 and 6 hereof is hereby incorporated by reference into this Item 4.

     Each of Peter Aven, Andrey Kosogov and Tigran Agadjanov began serving as a director of the Issuer on May 11, 2001. Mr. Aven is chairman of the board of directors of the Issuer. Mr. Aven and Mr. Kosogov are also directors of Alfa Finance. Mr. Agadjanov was a managing director of an affiliate of the Reporting Persons. Mr. Agadjanov resigned from the board of directors of the Issuer in December 2002. Pursuant to the Successor Shareholders Agreement (as

                                                            Page 10 of 110 Pages

described in Items 5 and 6 hereof and a copy of which is attached hereto as Exhibit R), Alfa Telecom has the right to appoint a replacement for Mr. Agadjanov but has not yet exercised this right.

     As directors of the Issuer, Mr. Aven and Mr. Kosogov may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D. In addition, as a result of their beneficial ownership positions, the Reporting Persons may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.       Interest in Securities of the Issuer.

     The information set forth in Items 4 and 6 hereof is hereby incorporated by reference into this Item 5.

     (a) (i) Each of Alfa Telecom, Alfa Finance, CTF Holdings and Crown Finance may be deemed to be the beneficial owner of the 10,731,707 Shares held for the account of Alfa Telecom (approximately 38.61% of the total number of Shares outstanding).

         (ii) Each of Alfa Capital Holdings and ABH Financial may be deemed to be the beneficial owner of 1,609,756 Shares (approximately 5.79% of the total number of Shares outstanding). This number consists of 1,609,756 Shares currently held for the account of Alfa Telecom which Alfa Capital Holdings holds an option to purchase from Alfa Telecom at an exercise price of $10.25 per Share.

         (iii) The Issuer, Nye Telenor East Invest AS, a company organized under the laws of Norway ("Telenor"), OAO Rostelecom, a company organized in the Russian Federation ("RTK"), Alfa Telecom, Capital International Global Emerging Markets Private Equity Fund, L.P., a Delaware limited partnership ("CIG"), Cavendish Nominees Limited, a limited liability company organized and registered under the laws of Guernsey ("Cavendish") and First NIS Regional Fund SICAV, a private institutional fund organized and registered under the laws of Luxembourg ("First NIS Fund") entered into a new Shareholders Agreement, dated as of August 19, 2003 (the "Successor Shareholders Agreement"), a new Standstill Agreement, dated as of August 19, 2003 (the "Successor Standstill Agreement"), and a new Registration Rights Agreement, dated as of August 19, 2003 (the "Successor Registration Rights Agreement"), which, effective as of the Telenor Effective Date, will supersede the Shareholders Agreement, dated as of September 5, 2002 (the "Prior Shareholders Agreement"), the Standstill Agreement, dated as of September 5, 2002 (the "Prior Standstill Agreement"), and existing Registration Rights Agreements entered into by the Issuer and various parties to the
Successor Registration Rights Agreement (the "Prior Registration Rights Agreements"), respectively. Copies of the Successor Shareholders Agreement, the Successor Standstill Agreement and the Successor Registration Rights Agreement are attached hereto as Exhibits R, S and T and are incorporated herein by reference.

         Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by each of Telenor, RTK, CIG, Cavendish and First NIS Regional Fund for information regarding such entities, their respective

                                                            Page 11 of 110 Pages

beneficial ownership of Shares and any changes t0o such respective beneficial ownership of Shares. To the best of the Reporting Persons' knowledge, as of August 29, 2003, each of RTK, CIG, Cavendish and First NIS Regional Fund, respectively, may be deemed to beneficially own the following numbers of Shares:
RTK - 4,024,067  (14.48% of the Issuer);  CIG - 2,166,405 (7.79% of the Issuer);
Cavendish - 1,845,769 (6.64% of the Issuer) and First NIS Regional Fund - 723,906 (2.60% of the Issuer). To the best of the Reporting Persons' knowledge, as of August 29, 2003, RTK, CIG, Cavendish, First NIS Regional Fund and certain of the Reporting Persons, in the aggregate but not individually, may be deemed to beneficially own 19,491,854 Shares (70.13% of the Issuer). These percentages are calculated on the basis of the Issuer having 27,795,065 Shares issued and outstanding on the date hereof. To the best of the Reporting Persons' knowledge, as of the Telenor Effective Date (as defined in Item 6 hereof), each of Telenor, RTK, CIG, Cavendish and First NIS Regional Fund, respectively, may be deemed to beneficially own the following numbers of Shares: Telenor - 6,732,966 (19.50%); RTK - 4,024,067 (11.65% of the Issuer); CIG - 2,166,405 (6.27% of the Issuer);
Cavendish - 1,845,769 (5.35% of the Issuer) and First NIS Regional Fund - 723,906 (2.10% of the Issuer). To the best of the Reporting Persons' knowledge, as of the Telenor Effective Date, Telenor, RTK, CIG, Cavendish, First NIS Regional Fund and certain of the Reporting Persons, in the aggregate but not individually, may be deemed to beneficially own 26,224,820 Shares (75.95% of the Issuer). These percentages are calculated on the basis of the Issuer having 34,528,031 Shares issued and outstanding on the Telenor Effective Date. The Reporting Persons and any other person named in response to Item 2 hereof disclaim beneficial ownership of any Shares held by RTK, CIG, Cavendish or First NIS Regional Fund, and the filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in response to Item 2 hereof is part of a "group" (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 13d-5 under the Exchange Act) or is the beneficial owner of any Shares beneficially owned by RTK, CIG, Cavendish or First NIS Fund.

     (b) (i) Each of Alfa Telecom, Alfa Finance, CTF Holdings and Crown Finance may be deemed to have the sole power to direct the voting and disposition of the 10,731,707 Shares held for the account of Alfa Telecom.

         (ii) Upon the exercise of the Option (a copy of which is attached as Exhibit Q to Amendment No. 5 to this Statement on Schedule 13D and is incorporated herein by reference) each of Alfa Capital Holdings, ABH Financial, Alfa Finance, CTF Holdings and Crown Finance may be deemed to have the sole power to direct the voting and disposition of the 1,609,756 Shares which Alfa Capital has the right to acquire from Alfa Telecom.

         (iii) Under the terms of the Successor Shareholders Agreement, Alfa Telecom has agreed to take such actions as are necessary from time to time to maintain the composition of the board of directors of the Issuer in accordance with the terms of Section 3 of the Successor Shareholders Agreement. These actions include, without limitation, the voting of Shares, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the board of directors, the waiving of notice of and attendance at meetings, the amendment of the Issuer's by-laws and the like. As noted above, the Reporting Persons and any other person named in Item 2 hereof disclaim beneficial ownership of any Shares held by Telenor, RTK, CIG, Cavendish or First NIS Regional Fund.

     (c) The Reporting Persons have effected no transactions with respect to the Shares since June 30, 2003 (60 days prior to the date hereof).

     (d) The shareholder of each of Alfa Telecom and Alfa Capital Holdings has the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by Alfa Telecom and Alfa Capital Holdings in accordance with its ownership interest in Alfa Telecom and Alfa Capital Holdings.

                                                            Page 12 of 110 Pages

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information set forth in Items 4 and 5 hereof is hereby incorporated by reference into this Item 6.

     This Item 6 is hereby supplementally amended as follows:

     On August 19, 2003, the Issuer entered into a share exchange agreement (the "Share Exchange Agreement") with Telenor (as defined in Item 5 hereof), pursuant to which Telenor will acquire Shares of the Issuer upon the satisfaction of certain conditions relating to such acquisition (the "Telenor Transaction"). In connection with the Telenor Transaction, Alfa Telecom has entered into (i) the Successor Shareholders Agreement (as described in Items 4 and 5 hereof and a copy of which is attached hereto as Exhibit R), which contains certain provisions relating to business combinations, transfers of Shares, the nomination and removal of the directors of the Issuer and the approval of special transactions, (ii) the Successor Standstill Agreement (as described in Item 5 hereof and a copy of which is attached hereto as Exhibit S), which contains certain provisions relating to proxy contests and the acquisition of Shares and (iii) the Successor Registration Rights Agreement (as described in
Item 5 hereof, and a copy of which is attached hereto as Exhibit T), which contains certain provisions relating to the registration of Shares under the United States Securities Act of 1933, as amended. Each of the Successor Shareholders Agreement, the Successor Standstill Agreement and the Successor Registration Rights Agreement is intended to be effective and to supersede the Prior Shareholders Agreement, the Prior Standstill Agreement and the Prior Registration Rights Agreement, respectively, as of the effective date of the Telenor Transaction (the "Telenor Effective Date").

     Successor Shareholders Agreement. As described in Items 4 and 5 hereof, the Issuer, Telenor, RTK, Alfa Telecom, CIG, Cavendish and First NIS entered into the Successor Shareholders Agreement, which will supersede the Prior
Shareholders Agreement in its entirety as of the Telenor Effective Date. The Successor Shareholders Agreement provides for certain tag-along rights exercisable by CIG, RTK and/or Barings in the event that Alfa Telecom proposes to transfer Shares to a third party who will own, directly or indirectly, at least one-third of the Issuer's issued and outstanding Shares (as adjusted for capital changes) immediately after such transfer. Upon the exercise by CIG, RTK and/or Barings of such right, the exercising party may sell to the third party its pro rata portion of the Shares covered by the third party offer.

     The Successor Shareholders Agreement also provides each of Alfa Telecom and Telenor (i) the right to participate on a pro rata basis in a transfer of Shares when either party receives a bona fide offer for Shares and (ii) the right to participate on an equal basis in an offer to purchase the Shares held by Barings or CIPEF. The Successor Shareholders Agreement also provides Alfa Telecom, Telenor and RTK with a right of first offer in the event that a significant shareholder proposes to transfer any Shares to another person. In addition, the Successor Shareholders Agreement grants to each of Telenor, RTK, Alfa Telecom, CIPEF, Cavendish and First NIS Fund a limited pre-emptive right to acquire its pro rata share of new securities (on a fully diluted basis) issued by the Issuer from time to time during the term of the Successor Shareholders Agreement.

     In addition, the Successor Shareholders Agreement provides for the nomination and removal of directors of the Issuer for two years after the Telenor Effective Date. Subject to certain conditions, Alfa Telecom generally has the right to designate three directors and Telenor has the right to designate two directors. Each of CIPEF and Barings has the right to designate one director, both of whom shall be independent. RTK has the right to designate two directors, one of

                                                            Page 13 of 110 Pages

whom shall be independent. One independent director (who shall also be a financial expert in the event that no other director is a financial expert) shall be designated by the Board of Directors of the Issuer. If RTK owns less than 10% but more than 3% of the issued and outstanding voting Shares, the number of directors designated by RTK will be reduced to one. If RTK owns less than 3% of the issued and outstanding voting Shares, the number of directors designated by RTK will be reduced to zero. If CIPEF or Barings owns less than 3% of the issued and outstanding voting Shares, the number of directors designated by CIPEF or Barings, as the case may be, will be reduced to zero. The Successor Shareholders Agreement also provides for a reduction in the number of directors to be designated by a shareholder, including Alfa Telecom and Telenor, upon other specified reductions in its ownership threshold levels relating to the Issuer's issued and outstanding voting Shares. The Issuer and each of Telenor, RTK, Alfa Telecom, Barings and CIPEF have agreed that so long as the agreement set forth in Section 3 of the Successor Shareholders Agreement remains in effect, each of them will take all action (including without limitation the voting of Shares, the execution of written consents, the calling of special meetings, the removal of directors, the filling of vacancies on the Board of Directors, the waiving of notice and attendance at meetings, the amendment of the Issuer by-laws and the like) necessary from time to time to maintain the composition of the Board of Directors specified in Section 3 of the Successor Shareholders Agreement in accordance with the terms of such provision.

     The Successor Shareholders Agreement also contains procedures relating to the approval of special transactions which involve, directly or indirectly, a value exceeding 5% of the total consolidated assets of the Issuer and its subsidiaries and include provisions relating to the proposal of special transactions by directors as well as the retention in certain cases of an independent special consultant to review the special transaction. Furthermore, the Successor Shareholders Agreement restricts business combinations with the Issuer by the parties thereto without the prior approval of the Board of Directors of the Issuer (including approval by a majority of the disinterested directors as defined therein).

     In addition, the Successor Shareholders Agreement prohibits any party thereto from acquiring beneficial ownership of any voting Shares of the Issuer if after such acquisition such shareholder would beneficially own in aggregate 50% or more of the voting Shares of the Issuer, unless such acquisition is made pursuant to a tender offer. Any person who acquires 10% or more of the voting Shares of the Issuer from a party to the Successor Shareholders Agreement is required to execute an endorsement and be bound by this tender offer requirement.

     The Successor  Shareholders  Agreement  shall terminate upon the earlier of
(i) unanimous written consent to termination by the parties thereto or (ii) the date on which any person, individually or collectively with its affiliates, owns more than 50% of the voting Shares of the Issuer. The Successor Shareholders Agreement will also terminate as to any of the parties thereto if such entity ceases to hold at least 3% of the Issuer's issued and outstanding Shares. A copy of the Successor Shareholders Agreement is attached hereto as Exhibit S and is incorporated herein by reference.

     Successor Standstill Agreement. As disclosed in Item 5 hereof, the Issuer, Telenor, RTK, Alfa Telecom, CIPEF, Cavendish and First NIS Fund have entered into the Successor Standstill Agreement, which will supercede the Prior Standstill Agreement in its entirety as of the Telenor Effective Date. Each of the parties to the Successor Standstill Agreement has agreed, among other things, not to (i) acquire voting Shares of the Issuer in excess of specified levels (subject to certain exceptions) or (ii) engage in proxy contests in respect of voting Shares of the Issuer, in each case for a period of eighteen months following the date of the Successor Standstill Agreement. The Successor Standstill Agreement expires upon the occurrence of any of the following: (i) the mutual agreement of the parties thereto, (ii) the voluntary or involuntary filing of a petition in bankruptcy by or against the Issuer, (iii) an event of insolvency affecting the Issuer, or the appointment of a receiver for the Issuer, (iv) the date on which any person owns, individually or

                                                            Page 14 of 110 Pages

collectively with its affiliates, 50% or more of the voting Shares of the Issuer, or (v) the date eighteen months following the effectiveness of the Successor Standstill Agreement. Any party to the Successor Standstill Agreement who, together with its affiliates, having once attained ownership of at least 3% or more of the voting Shares, thereafter ceases to own, together with its affiliates, at least 3% of the voting Shares of the Issuer, shall cease to be a party thereto and shall cease to have any rights or obligations thereunder. A copy of the Successor Standstill Agreement is attached hereto as Exhibit S and is incorporated herein by reference.

     Successor Registration Rights Agreement. The Issuer, Telenor, RTK, Alfa Telecom, Telenor, CIPEF, Cavendish and First NIS Fund have entered into the Successor Registration Rights Agreement, which will supercede the Prior Registration Rights Agreements in its entirety as of the Telenor Effective Date. The Successor Registration Rights Agreement provides the parties thereto with the right to request that the Issuer effect a registration under the United States Securities Act of 1933, as amended, with respect to all or a part of the Shares held by the parties thereto on the Telenor Effective Date as well as certain additional Shares acquired thereafter, provided, however, that at least 500,000 Shares are requested to be registered by such shareholder or shareholders. The Successor Registration Rights Agreement also allows the other, non-demanding parties thereto to have all or part of the Shares held by them on the effective date of the Successor Registration Rights Agreement (as well as certain additional Shares acquired thereafter) included in the registration. Each of Alfa Telecom, RTK and Telenor is entitled to two demand registration requests, and each of Barings and CIPEF is entitled to one demand registration request. . A copy of the Successor Registration Rights Agreement is attached hereto as Exhibit T and is incorporated herein by reference.

     From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions and may purchase securities for the purpose of closing out short positions in such securities.

     The foregoing descriptions of the Successor Shareholders Agreement, the Successor Standstill Agreement and the Successor Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the terms of the New Shareholders Agreement and the New Standstill Agreement, which are incorporated herein by reference.

     Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

     From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions and may purchase securities for the purpose of closing out short positions in such securities.

     Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

                                                            Page 15 of 110 Pages


Item 7.       Material to be Filed as Exhibits.

     The Exhibit Index is incorporated herein by reference.

                                                            Page 16 of 110 Pages
                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     August 29, 2003                 ALFA TELECOM LIMITED


                                          By:   /s/ Pavel Nazarian
                                                --------------------------------
                                                Pavel Nazarian
                                                Director

Date:     August 29, 2003                 ALFA CAPITAL HOLDINGS (CYPRUS)
                                          LIMITED


                                          By:   /s/ Pavel Nazarian
                                                --------------------------------
                                                Pavel Nazarian
                                                Director

Date:     August 29, 2003                 ABH FINANCIAL LIMITED


                                          By:   /s/ Pavel Nazarian
                                                --------------------------------
                                                Pavel Nazarian
                                                Director

Date:     August 29, 2003                 ALFA FINANCE HOLDINGS S.A.



                                          By:   /s/ Pavel Nazarian
                                                --------------------------------
                                                Pavel Nazarian
                                                Director

Date:     August 29, 2003                 CTF HOLDINGS LIMITED


                                          By:   /s/ Franz Wolf
                                                --------------------------------
                                                Franz Wolf
                                                Director

Date:     August 29, 2003                 CROWN FINANCE FOUNDATION


                                          By:   /s/ Franz Wolf
                                                --------------------------------
                                                Franz Wolf
                                                Director

                                                            Page 17 of 110 Pages

                                     ANNEX A

                 Directors and Officers of Alfa Telecom Limited

Name/Title/
Citizenship            Principal Occupation            Business Address
-----------            --------------------            ----------------

  Pavel Nazarian       Director of Headquarters /      22, Grand Rue, 2nd Floor,
  Director             Head of International           Luxembourg, L-1661
  (Russia)             Compliance of Alfa
                       Finance Holdings S.A.

  Joseph Louis Moss    Administrative Director of      Suite 3, 4 Irish Place,
  Director             Crown Resources AG              Gibraltar
  (United Kingdom)


        Directors and Officers of Alfa Capital Holdings (Cyprus) Limited

Name/Title/
Citizenship            Principal Occupation            Business Address
-----------            --------------------            ----------------

  Pavel Nazarian       Director of Headquarters /      22, Grand Rue,
  Director             Head of International           2nd Floor,
  (Russia)             Compliance of Alfa              Luxembourg,
                       Finance Holdings S.A.           L-1661

  Michael Georghiou    Partner of Abacus Financial     Julia House,
  Director             Services Limited                1st Floor
  (Cyprus)                                             3 Themistocles
                                                       Dervis Street,
                                                       1066 Nicosia,
                                                       Cyprus

  Andriy Glavatskyy    Director of Alfa Capital        Presidium
  Director             Holdings (Cyprus) Limited       Building,
  (Ukraine)                                            3rd Floor,
                                                       6 Demosthenis
                                                       Severis Avenue,
                                                       1080 Nicosia,
                                                       Cyprus

  Valery Ziukin        Director of Alfa Capital        Presidium Building,
  Director             Holdings (Cyprus) Limited       3rd Floor,
  (Russia)                                             6 Demosthenis
                                                       Severis Avenue,
                                                       1080 Nicosia,
                                                       Cyprus


                 Directors and Officers of ABH Financial Limited

Name/Title/
Citizenship            Principal Occupation            Business Address
-----------            --------------------            ----------------

  Pavel Nazarian       Director of Headquarters /      22, Grand Rue,
  Director             Head of International           2nd Floor
  (Russia)             Compliance ofAlfa               Luxembourg,
                       Finance Holdings S.A.           L-1661

  Joseph Louis Moss    Administrative Director of      Suite 3,
  Director             Crown Resources AG              4 Irish Place,
  (United Kingdom)                                     Gibraltar

                                                            Page 18 of 110 Pages


              Directors and Officers of Alfa Finance Holdings S.A.

Name/Title/
Citizenship            Principal Occupation            Business Address
-----------            --------------------            ----------------

  Peter Aven             President of OJSC Alfa        11 Mashy
  Director               Bank                          Poryvaevoy Street,
  (Russia)                                             107078 Moscow,
                                                       Russia

  Mikhail Fridman        Chairman of the Board of      11 Mashy Poryvaevoy
  Director               Directors of OJSC Alfa        Street,
  (Russia)               Bank                          107078 Moscow,
                                                       Russia

  David Gould            Deputy Director of            3 Smolenskaya Square,
  Director               Corporate Development,        121099 Moscow, Russia
  (United States)        Finance and Control for
                         CTF Holdings Limited

  Alexander Knaster      Chief Executive Officer       11 Mashy Poryvaevoy
  Director               of OJSC Alfa Bank             Street,
  (United States)                                      107078 Moscow, Russia

  Andrey Kosogov         First Deputy Chairman of      11 Mashy Poryvaevoy
  Director               the Executive Board of        Street,
  (Russia)               Directors of OJSC Alfa        107078 Moscow,
                         Bank                          Russia

  Alexey Kuzmichev       Chairman of the Board of      21 Novy Arbat Street,
  Director               Directors of Crown            121019 Moscow, Russia
  (Russia)               Resources AG

  Pavel Nazarian         Director of Headquarters/     22, Grand Rue,
  Officer - Director     Head of International         2nd Floor
  of Headquarters/       Compliance of                 Luxembourg, L-1661
  Head of Inter-         Alfa Finance
  national Compliance    Holdings S.A.
  (Russia)

  Aleksandr Tolchinsky   Head of the Corporate         12 Acad. Sakharov
  Director               Finance Department of         Prospect,
  (United States)        OJSC Alfa Bank                107078
                                                       Moscow, Russia

                 Directors and Officers of CTF Holdings Limited

Name/Title/
Citizenship            Principal Occupation            Business Address
-----------            --------------------            ----------------

  Adrian Collister       Director and Chartered        ESC International -
  Director               Accountant, ESC,              Gibraltar Office -
  (United Kingdom)       International                 P.O. Box 398,
                                                       Ground Floor, Neptune
                                                       House, Marina Bay,
                                                       Gibraltar

  Alla Koudriavtseva     Director of CTF Holdings      Suite 2, 4 Irish Place,
  Director               Limited                       Gibraltar
  (Russia)

                                                           Page 19 of 110 Pages


  Franz Wolf             Director of CTF Holdings      Suite 2, 4 Irish Place,
  Director               Limited                       Gibraltar
  (Germany)

               Directors and Officers of Crown Finance Foundation

Name/Title/
Citizenship            Principal Occupation            Business Address
-----------            --------------------            ----------------

  Christian Rosenow      Financial Advisor             Claridenstrasse
  Director                                             25 CH-8002
  (Switzerland)                                        Zurich, Switzerland

  Dr. Norbert Seeger     Attorney, ArComm Trust        Am Schragen Weg 14,
  Director               Company                       P.O. Box 1618,
  (Liechtenstein)                                      FL-9490 Vaduz,
                                                       Liechtenstein

  Dr. Christian Zangerle Attorney, Law Office of       Am Schragen Weg 14,
  Director               Dr. Norbert Seeger            P.O. Box 1618,
  (Austria)                                            FL-9490 Vaduz,
                                                       Liechtenstein


           Directors of the Supervisory Board of Alfa Group Consortium

Name/Title/
Citizenship            Principal Occupation            Business Address
-----------            --------------------            ----------------

  Peter Aven             President, OJSC Alfa Bank     11 Mashy Poryvaevoy
  Director                                             Street,
  (Russia)                                             107078 Moscow, Russia

  Vladimir Bernstein     Director of Strategic         3,Smolenskaya Square,
  Director               and Investment Planning,      Floor 9,
  (Russia)               Alfa Group                    121099 Moscow, Russia

  Alexander Fain         Chief Executive Officer,      21 Novy Arbat Street,
  Director               LLC Alfa Eco                  121019 Moscow, Russia
  (Russia)

  Mikhail Fridman        Chairman of the Board of      11 Mashy Poryvaevoy
  Director               Directors, OJSC Alfa Bank     Street,
  (Russia)                                             107078 Moscow, Russia

  Mikhail Gamzin         Chief Executive Officer,      3rd Golutvinsky Pereulok,
  Director               United Food Company           10 Building 6,
  (Russia)                                             109180 Moscow, Russia

  German Khan            Member of the Board of        18/2, Schipok Street,
  Director               Directors, OJSC Tyumen        113097 Moscow, Russia
  (Russia)               Oil Company

  Lev Khasis             Chairman of the Board of      89 Dmitrovskoye Shosse,
  Director               Directors, JSC                127486 Moscow, Russia
  (Russia)               Perekriostok and TH GUM

                                                            Page 20 of 110 Pages

  Alexander Kosiyanenko  Chief Executive Officer,      14817 Moscow Region,
  Director               JSC Perekrestok               District of Mytischy,
  (Russia)                                             Paveltsevo Village,
                                                       Russia

  Alexey Kuzmichev       Chairman of the Board of      21 Novy Arbat Street,
  Director               Directors, Crown              121019 Moscow,
  (Russia)               Resources AG                  Russia

  Nigel John Robinson    Director of Corporate         3 Smolenskaya Square,
  Director               Development, Finance and      Floor 9,
  (United Kingdom)       Control, Alfa Group           121099 Moscow, Russia

  Alexei Reznikovich     Director for Asset            3 Smolenskaya Square,
  Director               Management and Control,       Floor 9,
  (Russia)               Alfa Group                    121099 Moscow, Russia

         To the best of the Reporting Persons' knowledge:

                  (a) With the exceptions of 1,000 Shares held for the account of Aleksandr Tolchinsky and 20,000 Shares held for the account of Alexander Knaster, none of the above persons hold any Shares.

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                            Page 21 of 110 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

R.       Shareholders  Agreement,  dated as of August 19, 2003, by and among Golden  Telecom,  Inc., Nye Telenor East Invest AS, OAO
         Rostelecom,   Alfa  Telecom  Limited,  Capital  International
         Global Emerging Markets Private Equity Fund, L.P.,  Cavendish
         Nominees    Limited    and    First   NIS    Regional    Fund
         SICAV.............................................................22

S.       Standstill  Agreement,  dated as of August 19,  2003,  by and among Golden  Telecom,  Inc., Nye Telenor East Invest AS, OAO
         Rostelecom,   Alfa  Telecom  Limited,  Capital  International
         Global Emerging Markets Private Equity Fund, L.P.,  Cavendish
         Nominees    Limited    and    First   NIS    Regional    Fund
         SICAV.............................................................67

T.       Registration  Rights Agreement,  dated as of August 19, 2003, by and among Golden  Telecom,  Inc.,  Nye Telenor East Invest
         AS,   OAO   Rostelecom,   Alfa   Telecom   Limited,   Capital
         International  Global  Emerging  Markets Private Equity Fund,
         L.P.,  Cavendish Nominees Limited and First NIS Regional Fund
         SICAV.............................................................84